SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

CONRAD INDUSTRIES, INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

208305102
(CUSIP Number)

JUNE 10, 1998
(Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 208305102

1)	Name of Reporting Person ..........................................................	John P. Conrad, Jr.
	I.R.S. Identification No. of Above Person (entities only) ............	N/A

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .......................................................................................................
(b) .......................................................................................................

N/A N/A

3)	SEC Use Only ..................................................................................

4)	Citizenship or Place of Organization ...................................	United States of America

Number of Shares Bene- ficially Owned by Each Reporting Person With	(5) Sole Voting Power ............................................... 1,179,403*
(6) Shared Voting Power ...........................................                                   0
(7) Sole Dispositive Power ........................................                    1,179,403*
(8) Shared Dispositive Power .................................... 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person .........................................................................	1,179,403*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) .................................	N/A

11)	Percent of Class Represented by Amount in Row (9) ...................................................................................	25.2%**

12)	Type of Reporting Person (See Instructions) ..............................	IN

*	Includes 374, 216 shares held by The John P. Conrad, Jr. Trust, 268,609 shares held by The Daniel T. Conrad Trust, 268,609 shares held by The Glenn Alan Conrad Trust and 268,609 shares held by The Kenneth C. Conrad Trust. Mr. Conrad exercises sole voting and investment control over these shares as Trustee for each of these trusts.
**	Based upon 7,068,923 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q for the period ended September 30, 2000.

CUSIP No. 208305102

1)	Name of Reporting Person ................................................	The John P. Conrad, Jr. Trust
	I.R.S. Identification No. of Above Person (entities only) ...	N/A

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .......................................................................................................
(b) .......................................................................................................

N/A N/A

3)	SEC Use Only ..................................................................................

4)	Citizenship or Place of Organization ...................................	State of Louisiana

Number of Shares Bene- ficially Owned by Each Reporting Person With	(5) Sole Voting Power ............................................... 374,216
(6) Shared Voting Power ...........................................                                    0
(7) Sole Dispositive Power ........................................                         374.216
(8) Shared Dispositive Power .................................... 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person .........................................................................	374,216

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ..................................	N/A

11)	Percent of Class Represented by Amount in Row (9) .....................................................................................	5.3*

12)	Type of Reporting Person (See Instructions) ...............................	OO (Trust)

*	Based upon 7,068,923 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q for the period ended September 30, 2000.

Item 1(a).         Name of Issuer:

 Conrad Industries, Inc.

 Item 1(b).        Address of Issuer's Principal Executive Offices:

1501 Front Street
Morgan City, Louisiana 70381

 Item 2(a).        Name of Person Filing:

  John P. Conrad, Jr.
  The John P. Conrad, Jr. Trust

 Item 2(b).        Address of Principal Business Office:

1501 Front Street
Morgan City, Louisiana 70381

 Item 2(c).        Citizenship:

  John P. Conrad, Jr. - United States of America
  The John P. Conrad, Jr. Trust - State of Louisiana

The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." In connection with the filing of this Schedule 13G, the Reporting Persons have executed the Joint Filing Agreement attached as Exhibit A hereto.

Item 2(d).        Title of Class of Securities:

 Common Stock, $0.01 par value

 Item 2(e).        CUSIP Number:

 208305102

Item 3.             If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act

(b) [ ] Bank as defined in section 3(a)(6) of the Act

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act

(d) [ ] Investment company registered under section 8 of the
          Investment Company Act of 1940

(e) [ ] An investment adviser in accordance with Section
          240.13d-1(b)(1)(ii)(E)

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g) [ ] A parent holding company or control person in accordance with Sections 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the
          Federal Deposit Insurance Act

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
         Investment Company Act of 1940

(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

 Item 4.         Ownership.

1.         John P. Conrad, Jr.:

(a)	Amount Beneficially Owned ....................................	1,179,403*
(b)	Percent of Class ........................................................	25.2%**
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote ...............	1,179,403*
(ii)	shared power to vote or to direct the vote ...........	0
(iii)	sole power to dispose or to direct the disposition of .....................................................	1,179,403*
(iv)	shared power to dispose or to direct the disposition of .....................................................	0

2.         The John P. Conrad, Jr. Trust:

(a)	Amount Beneficially Owned ....................................	374,216*
(b)	Percent of Class ......................................................	5.3%**
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote ...............	374,216*
(ii)	shared power to vote or to direct the vote ...........	0
(iii)	sole power to dispose or to direct the disposition of .....................................................	374,216*

(iv)	shared power to dispose or to direct the disposition of ........................................................	0

*	Includes 374, 216 shares held by The John P. Conrad, Jr. Trust, 268,609 shares held by The Daniel T. Conrad Trust, 268,609 shares held by The Glenn Alan Conrad Trust and 268,609 shares held by The Kenneth C. Conrad Trust. Mr. Conrad exercises sole voting and investment control over these shares as Trustee for each of these trusts.
**	Based upon 7,068,923 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q for the period ended September 30, 2000.

Item 5.         Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
Of the securities reported in response to Item 4, The Daniel T. Conrad Trust, The Glenn Alan Conrad Trust, and The Kenneth C. Conrad Trust, of which Mr. Conrad is the Trustee, each has the right to receive dividends from, and the proceeds from the sale of, respectively, 268,609, 268,609 and 268,609 shares, which in each case is less than 5% of the class of subject securities. In addition, as reported in Item 4, The John P. Conrad Trust, of which Mr. Conrad is the Trustee, has the right to receive dividends from, and the proceeds from the sale of 374,216 shares, which is 5.3% of the class of subject securities.

 Item 7.       Identification and Classification of the Subsidiary Which Acquired the
                    Security Being Reported on by the Parent Holding Company.

                     N/A

Item 8.         Identification and Classification of Members of the Group.

                     N/A

Item 9.         Notice of Dissolution of Group.

                     N/A

Item 10.        Certifications.

                      N/A

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2001

/s/ John P. Conrad, Jr. John P. Conrad, Jr.
THE JOHN P. CONRAD, JR. TRUST By: /s/ John P. Conrad, Jr. John P. Conrad, Jr., Trustee

EXHIBIT A

JOINT FILING AGREEMENT

        The undersigned agree that this Schedule 13G dated January 18, 2001 relating to the shares of common stock, $0.01 par value per share, of Conrad Industries, Inc., to which this Joint Filing Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

/s/ John P. Conrad, Jr. John P. Conrad, Jr.
THE JOHN P. CONRAD, JR. TRUST By: /s/ John P. Conrad, Jr. John P. Conrad, Jr., Trustee